2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Caterpillar Inc. (CAT)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Caterpillar Inc. (CAT)
Vote Yes: Item #5– Board Assessment of Diversity & Inclusion Efforts

Annual Meeting: June 9, 2021

CONTACT: Meredith Benton, Benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that Caterpillar Inc. (“Caterpillar”) publish annually a report, at reasonable expense and excluding proprietary information, assessing the Company’s diversity and inclusion efforts. At a minimum, the report should include:

•	the process that the Board follows for assessing the effectiveness of its diversity, equity and inclusion programs,
•	the Board’s assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment and retention of protected classes of employees.

Supporting Statement: Investors seek quantitative, comparable data to understand the effectiveness of the company’s diversity, equity, and inclusion programs.

SUMMARY

The resolution requests that Caterpillar publish an annual report assessing the Company’s diversity, equity, and inclusion (DEI) efforts including the process that the Board follows for assessing the effectiveness of its diversity and inclusion programs as well as its assessment of program effectiveness as reflected in any goals, metrics, and trends related to its promotion, recruitment, and retention of protected classes of employees.

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of Caterpillar’s DEI programs. It cites concerns that the Company’s extensive statements related to diversity and inclusion may be considered “corporate puffery” by stakeholders if the company does not provide meaningful reporting on its workplace equity practices.

2021 Proxy Memo Caterpillar Inc. | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

The resolution also cites to studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

RATIONALE FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces.

2.	Corporate cultures that are diverse and inclusive support business success.
3.	Caterpillar’s diversity data is selectively presented and insufficient to address investors’ concerns.
4.	Caterpillar is risking the trust of its consumers and employees.
5.	Caterpillar’s DEI reporting lags its peers.

DISCUSSION

1.	Companies benefit from diverse and inclusive workplaces

Multiple data points indicate that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[1]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[2]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[3]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8 percent higher than the 20 least-diverse companies.[4]

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1 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

2 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

3 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

4 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

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2021 Proxy Memo Caterpillar Inc. | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[5]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs.

2.	Corporate cultures that are diverse and inclusive support business success

Investors need access to quantitative data in order to understand the effectiveness of Caterpillar’s diversity and inclusion programs. Identified benefits of diverse and inclusive teams include: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.6

In contrast, companies where discrimination exists may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.7 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.8

3.	Caterpillar’s diversity data is selectively presented and insufficient to address investors’ concerns.

Caterpillar’s reports make extensive statements regarding its DEI commitments, these include: “We are committed to doing the important work of improving diversity at every level of our business to create positive and sustainable progress by leveraging our employees unique backgrounds and experiences,”9 as well as, “Caterpillar will support the fight against racism and injustice.”10

However, Caterpillar is selective in the data it shares about the effectiveness of its DEI programs. Within its current disclosures, the data set is presented in a way that limits its utility to investors. For example, the data the Company has released on the diversity of ”CEO Direct Reports” aggregates women with racially and ethnically diverse team members referring to them in an umbrella category as “Women and/or racially diverse.” Investors need access to the underlying, unvarnished data sets showing gender and race and ethnicity of Caterpillar’s employees because discrimination in the workplace is experienced differently by race, and within those races, differently by men and women. For example, a Latino male and an Asian woman face dissimilar stereotypes and barriers during their careers.

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5 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost)

6 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

7 https://www.apa.org/news/press/releases/stress/2015/impact

8 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/press-releases/inclusion-survey.html

9 https://s7d2.scene7.com/is/content/Caterpillar/CM20210331-b4e32-4dd71

10 https://www.caterpillar.com/en/company/the-fight-against-racism-and-injustice.html

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2021 Proxy Memo Caterpillar Inc. | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

Within the diversity and inclusion programs described in the Company’s reporting, insufficient indication of the true effectiveness of these programs is provided. For example, Caterpillar notes that “[f]or nearly 20 years, Caterpillar’s Employee Resource Groups (ERGs) have added value for our employees and businesses.” 11 ERGs are employee-led groups intended to provide employees with similar characteristics community and allyship. ERGs are controversial12 and how they are structured and run can greatly impact contribution to a business’ success. Caterpillar has not released the retention or promotion data which would illustrate if its ERGs are functioning effectively.

Caterpillar also mentions an “Inclusion Index” in its Diversity and Inclusion report and states that “[b]y incorporating our Inclusion Index, we also gain unique insights into how each employee segment experiences inclusion at Caterpillar.”13 As Caterpillar has identified this index as an important means of gathering data, investors would benefit from a better understanding of what data is included in Caterpillar’s Inclusion Index and how it is used by the company.

4.	Caterpillar is risking the trust of its consumers and employees

Caterpillar has made multiple statements about its commitment to diversity. In addition to its declaration to “support the fight against racism and injustice,” 14 it announced that the philanthropic arm of Caterpillar, Caterpillar Foundation, donated $1 million to two social justice organizations. Similar to companies like Spotify and Netflix that are being called out for performative giving,15 Caterpillar has opened itself up to reputational risk by not disclosing how effective has been in internalizing the Company’s commitment to fight racism and injustice. Should consumers, employees, and others determine that the Company has sought to build its brand by representing itself as an ally to justice movements, termed performative allyship or “woke-washing,” without integrating best practices into its own operations, it may erode trust with key consumer demographics and employees.

Investors have reason to be attentive to Caterpillar’s DEI practices, as there have been allegations of discriminatory practices within the Company, including a class action lawsuit focused on gender discrimination and compensation.16

5.	Caterpillar’s DEI Reporting Lags Its Peers

Caterpillar lags its peers in the disclosure and transparency it provides to investors. While it has taken the strong first step of releasing its consolidated EEO-1 form, more is needed.

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11 https://s7d2.scene7.com/is/content/Caterpillar/CM20210331-b4e32-4dd71

12 https://www.forbes.com/sites/forbestechcouncil/2020/09/28/the-real-problem-with-employee-resource-groups/?sh=65fba65b535b

13 https://s7d2.scene7.com/is/content/Caterpillar/CM20210331-b4e32-4dd71

14 https://www.caterpillar.com/en/company/the-fight-against-racism-and-injustice.html

15 https://www.vox.com/the-goods/2020/6/3/21279292/blackouttuesday-brands-solidarity-donations

16 https://www.classaction.org/news/caterpillar-hit-with-female-production-workers-overtime-pay-discrimination-lawsuit

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2021 Proxy Memo Caterpillar Inc. | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

The release of workforce composition data is akin to a balance sheet, detailing diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1, by itself, insufficient in assessing the effectiveness of Caterpillar’s DEI programs. The Company’s inclusion data – the hiring, retention and promotion rates of diverse employees – must also be shared for investors to have a full understanding of the actual experience of Caterpillar’s employees and the success of its programs. This data is necessary to understand if, for example, a company is masking a toxic workplace culture having poor retention rates with high recruitment statistics.

Caterpillar has indicated that its views promotion and retention as important data sets to the Company. “Our talent initiatives are aimed at improving the internal pipeline of diverse and underrepresented talent through intentional development and learning opportunities that positively impact retention.”17 It has, however, not made public these data sets.

Below are examples of inclusion factor data that Caterpillar’s peers are disclosing, or have committed to disclose, as of April 16, 2021:

-	Thirty-one percent of the S&P 100 release their recruitment rates of female employees.

-	Eighteen percent of the S&P 100 release their retention rates of female employees.
-	Eighteen percent of the S&P 100 release their promotion rate of female employees.
-	Twenty-five percent of the S&P 100 release at least one recruitment statistic related to race or ethnicity.
-	Eighteen percent of the S&P 100 release at least one retention statistic related to race or ethnicity.

NOTES ON CATERPILLAR’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

1). In its statement in opposition to the resolution, the Board writes: Caterpillar is committed to diversity and inclusion and already provides shareholders with extensive information and transparency with its disclosures, including a recently published report, on diversity and inclusion.

Proponents’ Response: The diversity and inclusion information that Caterpillar currently discloses does not provide critical information that would demonstrate whether and how its programs result in the retention and promotion of diverse employees. It also lags what other companies are sharing with investors and stakeholders.

2). In its statement in opposition to the resolution, the Board writes: The diversity disclosure we currently provide, including our new diversity and inclusion report that will be published on an annual basis, is an accurate and transparent picture of our diversity and inclusion commitment. Preparation and publication of an additional report as requested by this proposal will devote resources away from our continued diversity and inclusion efforts without providing any meaningful additional information.

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17 https://s7d2.scene7.com/is/content/Caterpillar/CM20210331-b4e32-4dd71

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2021 Proxy Memo Caterpillar Inc. | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

Proponents’ response: Caterpillar released its first diversity and inclusion report in 2021. The incorporation of the data requested by this resolution should create limited additional expense for the company.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #5 seeking an annual report assessing the Company's diversity and inclusion efforts.

A “Yes” vote is warranted. The Board has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at Caterpillar. The resistance to providing investors with quantitative supporting metrics given the extensive narrative discussion from the company is concerning.

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For questions regarding Proposal #5 at Caterpillar please contact Meredith Benton, As You Sow Workplace Equity Program Manager and Principal at Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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